UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                    FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       or
[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                           Commission File No. 82-2059
                                   -----------

                           MICROMEM TECHNOLOGIES INC.
             (Exact name of Registrant as specified in its charter)
                                 Ontario, Canada
                 (Jurisdiction of incorporation or organization)

                           150 York Street, Suite 1206
                        Toronto, Ontario M5H-3S5, Canada
                               Tel: (416) 364-6513
                               Fax: (416) 360-4034
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                                                            None

Securities  registered or to be registered pursuant to Section 12(g) of the Act:

                                  Common Shares
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Number of outstanding Common Shares as of January 31, 1999: 35,980,646
Number of outstanding Special, Redeemable, Voting Preference Shares as of January 31, 1999: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                Yes        No  X*
                                    ---       ---

Indicate by check mark which financial statement item the Registrant has elected to follow:

                                 Item 17   X      Item 18
                                         ----             ----
--------
* This is the Registrant's initial filing under the Securities Exchange Act of 1934

                                TABLE OF CONTENTS
                                -----------------


                                     Part I
                                     ------


                                                                                          Page
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

Item 1.        Description of Business.......................................................1
Item 2.        Description of Property......................................................10
Item 3.        Legal Proceedings............................................................10
Item 4.        Control of Registrant........................................................10
Item 5.        Nature of Trading Market.....................................................11
Item 6.        Exchange Controls and Other Limitations Affecting Security Holders...........11
Item 7.        Taxation.....................................................................11
Item 8.        Selected Financial Data......................................................13
Item 9.        Management's Discussion and Analysis of Financial Condition and
               Results of Operations........................................................14
Item 9A.       Quantitative and Qualitative Disclosures About Market Risk...................15
Item 10.       Directors and Officers of Registrant.........................................16
Item 11.       Compensation of Directors and Officers ......................................16
Item 12.       Options to Purchase Securities from Registrant...............................17
Item 13.       Interest of Management in Certain Transactions...............................17


                                     Part II
                                     -------

Item 14.       Description of Securities to be Registered...................................17


                                    Part III
                                    --------

Item 15.       Defaults Upon Senior Securities..............................................17
Item 16.       Changes in Securities and Changes in Security for Registered Securities......18


                                     Part IV
                                     -------

Item 17.       Financial Statements.........................................................18
Item 18.       Financial Statements.........................................................18
Item 19.       Financial Statements and Exhibits............................................18



Signatures..................................................................................20



FORWARD-LOOKING AND CAUTIONARY STATEMENTS

        This Registration Statement on Form 20-F contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the business of the Company and the industry in which the Company operates, management's beliefs, and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks" and "estimates," variations on such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. The Company's actual results could differ materially from those expressed or forecasted in these forward-looking statements as a result of certain factors, including those set forth under "Description of Business" and elsewhere in this Registration Statement.


                                     PART I
                                     ------

ITEM 1. DESCRIPTION OF BUSINESS

Introduction

        Micromem Technologies Inc. ("Micromem" or the "Company") is a corporation under the laws of the Province of Ontario, Canada, with principal executive offices at 150 York Street, Suite 1206, Toronto, Ontario M5H-2S5. Through a wholly-owned subsidiary, Pageant Technologies Incorporated, Micromem is engaged in the development and exploitation of patented technology known as MAGRAM(TM) which relates to high performance memory and memory intensive logic products having the characteristics of nonvolatility and random read/write capability. Formerly known as AvantiCorp International Inc., Micromem changed its name on January 14, 1999.

        The Company's financial statements appearing in this Registration Statement are expressed in Canadian Dollars ("CDN$"). References to other currencies are identified as necessary. Translations into US$ from CDN$ are at the historical rates identified in Item 8 below.

General History and Development of Micromem Technologies Inc.:

        The Company was incorporated under the laws of the Province of Ontario, Canada, on October 21, 1985 as Mine Lake Minerals Inc. It subsequently changed its name to Avanti Capital Corp. on June 23, 1988 and to AvantiCorp International Inc. on April 30, 1992 before becoming Micromem Technologies Inc. on January 14, 1999 in connection with its acquisition of Pageant.

        The Company was formed to engage in the business of both mineral and oil and gas exploration and development in Canada and the United States. By 1992, the Company's primary mining interests were held through its ownership of 605,000 common shares, representing approximately 6.5, of Ontex Resources Limited ("Ontex"), a mineral exploration company whose shares are listed on the Alberta Stock Exchange. The Company's holdings in Ontex were reduced to 600,000 shares in 1994 and 325,000 shares in November 1998, when it sold 275,000 shares for CDN $232,150. In January 1999, the remaining 325,000 shares of Ontex owned by the Company were sold. Sam Fuda, Chairman of the Board of Directors of the Company, served as President and Chief Executive Officer of Ontex from 1986 to December 1998, and has served as Chairman of the Board of Ontex since that date. Ross McGroarty, Executive Vice President and Secretary, and a Director, of the Company, has been a director of Ontex since 1988.

        By 1992, the Company's oil and gas interests centered on the development of the Valentine oil and gas field located in Lafourche Parish, Louisiana, in which it had a 6.25% interest. In 1994 the Company increased its interest in the Valentine field to 9.75%, then sold its entire interest in 1995 to the field's operator, Alliance Resources PLC ("Alliance"), an oil and gas exploration company whose shares are listed on the London Stock Exchange, in exchange for 18,000,000 Alliance common shares and US$150,000. In fiscal year 1997 a one for 40 reverse split of the Alliance common shares resulted in a reduction of the number of common shares being held by the Company from 18,000,000 shares to 450,000 shares which, at March 31, 1999, had a carrying value of CDN $202,000 and a quoted market value of CDN $202,500.

        The Company also owned interests in six Crown granted mining claims in British Columbia and 30 unpatented mining claims in Ontario. These interests, which had an aggregate carrying value of CDN $190,220 at the end of fiscal year 1992, were written down to nominal value by the Company in fiscal year 1996 and written off in fiscal year 1997 when all remaining unpatented claims lapsed. The Company has received no income from operations during any of its past three fiscal years.

        On January 11, 1999,  the Company  completed the  acquisition of 100% of the capital stock of Pageant Technologies Incorporated, a company incorporated under the laws of the Turks & Caicos Islands ("Pageant International"), in exchange for 32,000,000 Common Shares and warrants for the purchase of an additional 1,000,000 Common Shares. The primary asset of Pageant International and its wholly-owned US subsidiary Pageant Technologies (U.S.A.) Inc. ("Pageant USA", and together with Pageant International "Pageant") is an undivided 50% interest in a patent, registered in the United States with corresponding patent applications in Europe and Japan, for nonvolatile random access memory technology called MAGRAM(TM) (the "MAGRAM(TM) Technology"). The balance of the 50% interest is owned by Estancia Limited, a company incorporated under the laws of the Turks & Caicos Islands, which has granted Pageant International an exclusive worldwide license (the "MAGRAM(TM) License") to develop, manufacture and sell the MAGRAM(TM) Technology. The MAGRAM(TM) License provides that Pageant International will pay to Estancia Limited or its nominee a royalty of 40% of the gross profits less certain agreed expenses for revenue received from the MAGRAM(TM) technology. Following the granting of the MAGRAM(TM) License, Pageant USA entered into a Research Agreement with the University of Utah for the purpose of completing research and producing a working prototype. The researchers at the University of Utah have now completed their research with respect to individual MAGRAM(TM) memory cells and are in the process of building 8-bit technology evaluation samples to be used by prospective licensees. According to the University of Utah researchers, completion of those samples is expected by May 1999.


The MAGRAM(TM) Technology

        Background

        MAGRAM(TM), which stands for "magnetic random access memory," is a ferromagnetic based technology designed to provide digital memory that can be both read and written randomly and will not lose its information when its power is cut off. These characteristics can be better understood by describing them in the context of the three basic types of memory devices used by present day computers, Random Access Memory (RAM), Read Only Memory (ROM), and secondary storage devices such as floppy and hard disks. The three types of memory devices are described below.

        Random Access Memory (RAM) is memory that can be both read and written randomly; that is, has storage locations that can be accessed in any order. This means that a computer using RAM can find and go directly to the selected location rather than performing a sequential search. RAM is usually semi-conductor based and, because it is either in, or closely associated with, the computer's central processing unit (CPU or processor), the computational or control unit of the computer responsible for interpreting and executing instructions, it is considered a computer's main or primary memory. RAM, however, is also generally volatile, which means that all stored information vanishes once the power supply is removed. As a consequence, all of the information must be restored each time the power is resumed.

        Two typical examples of RAM are Dynamic Random Access Memory and Static Random Access Memory. Dynamic Random Access Memory (Dynamic RAM or DRAM) uses integrated circuits containing capacitors, resulting in significant storage capacity and speed. DRAM can be written and read in the speed range of less than 100 nanoseconds. In addition to being volatile, however, DRAM has a second major drawback, which is that its capacitors lose their charge over time and therefore information contained in DRAM must be continually refreshed. Basically, this means that on average DRAM must stop operations every 16-30 milliseconds and restore all of the data it contains, failing which the data will disappear. During this refresh time, the processor has no access to the information being refreshed.

        Static Random Access Memory (Static Ram or SRAM) differs from DRAM in that it stores information in a logic circuit referred to as a flip-flop, rather than in a capacitor. SRAM memory does not need to be refreshed while the power is on, but -- like DRAM memory -- loses its information once the power is turned off. SRAM memory is less commonly used than DRAM memory because it has roughly a quarter of the density of DRAM memory and has more complex circuitry, although SRAM is becoming more commonly used as cache memory, which is used in association with CPUs.

        Read Only Memory (ROM), like RAM can be read randomly. Unlike RAM, however, it is non-volatile and does not lose its information when a computer's power is cut off. ROM is typically employed to store vital program information required during the first moments after a computer is powered on. It may be used for such purposes as forcing system test routines to be conducted or preparing the processor for work by pointing to input/output devices needed for further instructions or for controlling access to certain computer devices or subsystems such as hard drives. ROM, however, has one major drawback, which is that in most cases, once in place, it cannot be rewritten and even when it can, it cannot be rewritten quickly and efficiently.

        Speed and random accessibility of memory data are key to successful and efficient computer operation. However, although DRAM and ROM are both digital memories, each having benefits and drawbacks, it has been difficult to reach a middle ground and maximize the potential of a synthesis of the two. The basic objective of MAGRAM(TM) is to utilize ferromagnetic technology to combine the best, seemingly mutually exclusive features of both these memories: nonvolatility, speed, random read and no refresh requirement in the case of ROM, and random read/write and high density in the case of DRAM.

        Disks, both floppy and hard, are secondary storage devices. Floppy Disks are light and portable, and are written and read by a motor driven mechanical drive. They normally have a storage capacity in the kilobyte to low megabyte range. The hard drive in which Hard Disks are located has become the workhorse of mass and archival storage. Hard disks traditionally store vast amounts of programs and raw and processed data which can be written and read indirectly by the processor, far exceeding floppy disks in storage capacity. Both Floppy Disks and Hard Disks are non-volatile and can be both written and read, but being serial (as opposed to parallel) devices, they are considerably slower than RAM.

        The MAGRAM(TM) Technology

        The MAGRAM(TM) technology is based on the same physical principle employed by magnetic disks, diskettes, and audio, video and digital tapes, and is similar to the old "core" memories used in early main frame computers. Those devices all rely on ferromagnets to store data and, as a consequence, are intrinsically reliable because once a ferromagnet has experienced a polarity reversal, only a force equal and opposite to that which set ii to its present state will change its magnetic moment or polarity. In addition, the strength of ferromagnets is not weakened by repeated polarity reversals over time. MAGRAM(TM) substitutes individual ferromagnetic elements in place of the capacitor/transistor (DRAM) or flip-flop (SRAM) designs now most widely used. The main advantages of the ferromagnetic technology over the capacitor/transistor-based (DRAM/SRAM) technologies is expected to be that:

        a) the stored information will be non-volatile, i.e., data will not be lost when power is removed;
        b)     the need for memory refresh cycles would be eliminated;
        c) the need for other types of memory, such as DRAM, cache and ROM, may be reduced or eliminated;
        d)     heat production should be reduced; and
        e) the need for constant save routines and even uninterruptible power supply devices should be reduced or eliminated.

        In a computer system designed around a device using such technology ideally only one type of memory would be needed, replacing ROM, RAM and even hard drives. A system centered around this memory technology would be considerably faster, would rely on less software "overhead," and ultimately would be safer for data. Sequences used to start up a computer when its power is turned on, now stored in ROM, could be stored in protected areas of RAM and therefore could be easily modified. Sequences triggered when a computer is turned off, whether intentionally or otherwise, could be reduced or eliminated in that current register contents could be saved to RAM. Moreover, the operating system itself could be resident in RAM, rather than having to be reloaded from the hard drive each time power is restored. Thus, MAGRAM(TM) could take the place of all standard digital memory devices in a typical computer. The need to allocate archival memory devices or mass memory for operating systems and other programs would disappear, since they could be accessed and run directly from a single memory system.

        Chips incorporating this memory storage technology are anticipated to be as fast as or faster than current DRAM or SRAM technology, so that ultra-high clock rates will not present a problem. Furthermore, the MAGRAM(TM) technology is expected to use less power in computer systems and therefor should produce less heat than conventional memory, both due to its lower power requirement and to the elimination of unnecessary refresh cycles.

        The MAGRAM(TM) technology is expected to be compatible with the existing equipment that reads and writes digital information into one-bit memory sites. In addition, it is expected that MAGRAM(TM) technology will be able to be incorporated into a memory chip with minimum impact on the current memory chip fabrication process, and could replace the current method of imbedding one-bit memory sites into a memory array. This would be of great importance to manufacturers since only a few, simple, additional steps would need to be added to the chip manufacturing process in order to apply this technology to the production of memory devices, although it is expected that the overall number of steps would be reduced.

        In summary, the key characteristics to consider in understanding the potential significance of the MAGRAM(TM) memory technology are the following:

         NON-VOLATILITY - Volatility in an electronic digital memory device refers to its inability to retain stored data subsequent to the removal of electrical power. The principal feature of MAGRAM(TM) is its ability to retain such data after loss of electrical power, and to do so indefinitely. This is particularly important when considered in the context of random, versus serial, access.

         NO REFRESH  REQUIRED - Refresh is the  process of first  reading, then re-writing, or restoring, data previously stored in a memory cell. It requires not only electrical energy, but computer cycles to perform. During refresh, the areas of memory storage being refreshed are inaccessible to the CPU. Refresh is costly, therefore, in terms of both time and energy, and its effect becomes increasingly significant over time, especially as computer clock and CPU speeds become faster.

               With MAGRAM(TM), once data is written or set into a cell, there is no need for refresh since the data will not vary until it is forcibly changed during a subsequent write cycle.

         PASSIVE READ CAPABILITY - This feature means that the memory cells can be read any number of times using only a single read cycle for each read event, and that no write or restore cycles are required. This capability should be contrasted to the process used in some ferromagnetic memory technologies, such as "core" memories, which, though non-volatile and technically requiring no refresh, must be "flipped" or reversed in order to be read. This process requires several operations, including write cycles, and effectively could be considered similar to refresh.

         SPEED - Computer clocks (or timers) and CPU's work in concert at high speed. These speeds are measured in MHz and in parts of a second, such as nanoseconds. Since the CPU receives programmed instructions from RAM, the RAM, being the immediate source of such data, must operate at the same speeds. One of the salient features of DRAM, leading to its heralded use in the industry, is its ability to deliver instructions and store data at such speeds. MAGRAM(TM) also is expected to operate at these high rates of speed.

         HIGH DENSITY - Density in integrated  circuit  devices  refers to the amount of electronics that are packed into a square unit of measure. The base unit is the micron, which is one one-millionth of a meter, or 0.0000039 inches. Typically, the greater the density of the packaging, the greater the efficiency of the device. MAGRAM(TM) cells will be small enough to compete favorably against other memory devices, whether random or serial.

         LOW POWER CONSUMPTION - All electronic  devices consume power and radiate heat. The degree to which they do depends directly on their efficiency. Memory devices based on the MAGRAM(TM) technology are expected to be energy conservative. This is due to the fact that "write" and "read" current will be required only during the short periods of time when data is being changed or retrieved. Since MAGRAM(TM) is truly non-volatile, there are no laborious energy consuming refresh cycles and the power source can be completely removed from MAGRAM(TM) devices between sessions without a loss of data. DRAM, by contrast, must be fully powered at all times when reliance on the stored data is required.

         RADIATION HARD - Different types of radiation can damage or alter the function of integrated circuit devices. Although appropriate testing for radiation hardness (resistance to alteration and damage) has not been conducted on MAGRAM(TM) devices, it is expected that they will fare well in this category.

         ENVIRONMENTAL   TOLERANCE  -  Integrated   circuit  devices  have
               definite temperature, humidity, atmospheric pressure and vibration tolerance limits. Since MAGRAM(TM) memories are to be built within industry standards of encapsulated devices, they are expected to be similarly tolerant.

         INDEFINITE DATA RETENTION - Other than purposefully forcing a ferromagnet to reverse polarity, there is no known reason why it will not retain that polarity indefinitely. MAGRAM(TM) memories will be capable of this feature without the use of continuous electrical power.

         NO HALF LIFE PROBLEM - MAGRAM(TM) has no half-life per se. Since ferromagnets are not known to decay or lose their ability to reverse and maintain polarity over time and use, the life span of MAGRAM(TM) should be as long as that of the basic device itself. Half-life is a condition that plagues ferroelectric and other non-volatile memories such as flash. Ferroelectric memory is based on the shift of an atom within a crystal, the result of which is a reversal of electrical potential on the crystal surface, which in turn, is used to store digital data. These crystals, however, eventually break down over time and with use, so that the memory cell loses its usefulness. Because of this inherent weakness, ferroelectric memories are not reliable for constant write/read environments.

         CONCURRENT READ/WRITE FEASIBILITY - Since MAGRAM(TM) memories require no refresh and thus no corresponding constant "address sweep" across the memory field, it should be feasible to design a memory such that one byte (group of cells) may be written simultaneously with a read operation on the same die (memory area) so long as those two addresses are not the same.

         NON-EXOTIC TECHNOLOGY - MAGRAM(TM) memories are expected to be composed of inexpensive, easily obtainable materials.

        Several development steps need to be completed in order to make the technology ready for delivery to the market. These include resolving such issues as determining the effect of differing materials, feature dimensions, voltages and current levels on the performance of a device incorporating the technology. When those issues are resolved, a final prototype will be produced. Since the timing and number of memory access cycles will be different for memory devices based on this technology, as compared to the technology currently in use, marketing also will depend on the extent to which control circuitry which manages the reads and writes to memory devices is redesigned. Finally, since a final 8-bit evaluation sample has not yet been produced, the production process cannot be documented, so there is no data as to the yields which can be expected, although yields are expected to be well within the normal range for conventional memory chip manufacturing.

        Patents

        A U.S. patent for the MAGRAM(TM) Technology (U.S. Patent 5,295,097 entitled Nonvolatile Random Access Memory, the "Patent") was issued to Richard
M. Lienau on March 15, 1994. Mr. Lienau has also filed corresponding patent applications for Europe (application no. 93918644.1) and Japan (application no. 505547/199) (the "Patent Applications"). On November 18, 1997, Mr. Lienau assigned his entire right, title and interest in the Patent and Patent Applications to Estancia Limited and on November 19, 1997, Estancia Limited assigned a nontransferable undivided 50% interest in the Patent and Patent Applications to Pageant International through Pageant International's parent company Ataraxia Corp.

        In addition to an undivided 50% interest in the Patent and Patent Applications, Pageant International has been granted an exclusive worldwide license to develop the MAGRAM(TM) technology and manufacture and sell the related products. The License was granted by Estancia Limited to Pageant International's parent company Ataraxia Corp. pursuant to an agreement dated September 17, 1997 among Ataraxia Corp., Estancia Limited and Richard M. Lienau (the "License Agreement"), which Ataraxia Corp. assigned to Pageant International on October 22, 1997. The License Agreement also provides that Estancia Limited and Richard Lienau will grant to Pageant International a right of first refusal to acquire rights in respect of any patent improvements or new technology or application developed or under the control of Estancia Limited or Richard Lienau relating to any invention, technology, application or product which may reasonably be regarded as similar to or competitive with the MAGRAM(TM) technology. The License Agreement requires Pageant International pay to Estancia Limited or its nominee a royalty of 40% of the gross profits less expenses agreed by the parties for each technology license sold. Additionally, Pageant International will pay Estancia Limited 40% of any per unit royalty received by Pageant less properly documented reasonable expenses directly related to the obtaining of said royalties and as agreed by the parties in writing. Pageant International will also pay Estancia Limited 40% of any other revenues (less those expenses agreed by the parties) of Pageant International related to the grant of rights or use of the MAGRAM(TM) technology by Estancia Limited, exclusive of participation of Estancia Limited in the contract.

        The License Agreement requires Pageant International to provide the funding necessary to support the work being done by the University of Utah (see "Plan of Operation -- Research and Development") to develop a prototype and to test, manufacture, document or otherwise take the technology to the marketplace. Pageant International also is to be responsible for all marketing, sales and licensing of the technology. In the event of default by Pageant International, all right, title and interest in the technology and related intellectual property rights transferred to Pageant International under the License Agreement shall revert back to Estancia Limited.

PLAN OF OPERATION

        Following is the plan of operation for the Company through the end of the second quarter of fiscal year 2000:

        Research and Development

         Pageant USA entered into a Research Agreement dated as of November 24, 1997 with the University of Utah (the "Research Agreement") providing for work to be performed by University faculty, staff and students within the University's Department of Electrical Engineering for the purpose of producing a working prototype of a micron scale, integrated circuit ferromagnetic nonvolatile random access memory. The Research Agreement broke down the actual research and development work into two phases. The first phase was to consist of a series of tests and actions with respect to the development of a single micron scale memory cell, from the research of appropriate ferromagnetic materials for use in such a cell to the testing of such a cell for various capabilities under a variety of conditions appropriate for such a device. The second phase was to consist of the construction, testing and packaging as finished products of groupings of bytes of such cells from an 8-bit (one byte) grouping to groupings to the order of 32 to 64 bytes. The first phase testing has been completed and the University is currently building 8-bit technology evaluation samples for testing by prospective licensees.

        The University is being paid a total of US $282,549 for its work under the Research Agreement, which terminates December 31, 1999. The Research Agreement also provides that the University would own all rights, title and interest in all inventions and improvements conceived or reduced to practice by the University or University personnel, and may at its election file all related patent applications, but that the University must grant to Pageant USA, on such terms and conditions as the University may specify, an option for an exclusive license on any such inventions, improvements, applications or patents.

        Production

        Pageant USA intends to participate in the lease of a specially designed research and manufacturing facility currently being built at the University of Utah's Research Park in Salt Lake City. The facility will have a class 1,000 clean room and the Company plans to bring to the facility approximately US $3 million in equipment. The facility is expected to be completed in July 1999, and will be used by the Company for research and development, and for the limited production of memory modules. The primary objective of the research and development to be conducted at the new facilities will be to enhance and provide specialized support for the product lines of the Company's licensees, and to help meet the particular needs and performance objectives of those licensees such as, for example, increased speed, small size, greater density or the use of specialized materials. By the end of May 2000 it is estimated that approximately 25 people will be employed by the Company as compared to three at April 30, 1999.

        Notwithstanding the facility in Salt Lake City, Pageant fully expects that it will be primarily dependent on licensees, contract manufacturers or commercial partners to manufacture its proposed products. Although this dependence on third parties for manufacturing may adversely affect operating results as well as Pageant's ability to develop and deliver products on a timely and competitive basis, Pageant believes that there is ample capacity within the computer industry to accommodate Pageant's needs for the foreseeable future. Pageant further believes that the competitiveness among contract manufacturers will ensure that adequate and reliable supplies of materials can be sourced in a cost effective manner for the foreseeable future.

        Market Opportunities

        The MAGRAM(TM) technology potentially applies to many different markets. Products using the technology can be implemented as a subcomponent, a component or a stand alone system. The technology has a varied number and type of applications because of such special attributes as high level of speed, low power consumption, elimination of refresh cycles, and retention of memory without power.

        There are a number of industries that could be expected to make immediate use of MAGRAM(TM) Technology. Virtually every cell phone contains flash memory integrated circuits, and cell phone manufacturers are forced to continually strive for the longest life per battery charge in an effort to satisfy consumer needs and remain competitive. The MAGRAM(TM) Technology would be a great asset to these manufacturers since it would consume less power than flash memory circuits and does not have write cycle limitations. Similarly, small handheld devices such as two way pagers, palm PC's and organizers do not have disk memory to store information. Due to this limitation, they are typically forced to use flash memory in an effort to conserve power. As in the case of cellular phones, MAGRAM(TM) would provide a meaningful alternative. Many devices use custom ASIC's (application specific integrated circuits) to replace a group of components in an effort to reduce the size, weight, cost and power consumption of a circuit. The auto industry, for example, is a major user of ASIC technology. Although there are many advantages to ASIC's, one major disadvantage is that they typically require long development cycles. Moreover, if the ASIC has a design flaw that requires correction, the modification process could extend the design cycle by an additional 2-6 months. Incorporation of the MAGRAM(TM) technology into ASIC designs would allow for changes to be made without redesigning the ASIC and restarting the cycle, thus saving designers critical time. A great many household appliances contain small memory devices to store time or simple instructions. The MAGRAM(TM) technology provides a low cost method of providing nonvolatile memory to store user preferences for devices like clocks so they need not be reprogrammed after the power has been removed or turned off. Examples of appliances that could make immediate use of this technology are VCR's, digital clocks, answering machines and microwaves.

        These are just examples of immediate applications of the MAGRAM(TM) technology in the marketplace. The list is not exhaustive and basically anything electrical that has a memory could benefit from MAGRAM(TM). Other possible uses would certainly be in hard drive replacements, RAM type floppies, personal pocket memories, and various devices employed in the military and space programs.

        The computer industry presents a particularly important market for the MAGRAM(TM) technology for a number of reasons. The industry is experiencing a growing need to develop memory that is fast enough to keep pace with high CPU clock speeds. The current hard disk is too slow and prone to wear and frequent failure. MAGRAM(TM) will be marketed as a viable solution to these industry problems. Both the new market and the upgrade market will be targeted.

        The market for memory chips is extremely large. The business appraisal firm Business Equity Appraisal Reports, Inc. ("BEAR"), in a report dated as of July 6, 1998 (the "BEAR Report"), stated that, in a reference to ". . . chips manufactured and distributed to OEMs and other volume channels, various sources estimate the total market which is potentially relevant to this technology to be on the order of $40-50 billion and growing at 30% per year." Management believes that successful incorporation of the MAGRAM(TM) technology would be of immense value to any of the large chip makers.

        Marketing Strategy

        The Company will aggressively pursue the establishment of a partnership between Pageant and one or more major memory manufacturers once an 8-bit sample is available for evaluation purposes. Management believes that combining the MAGRAM(TM) Technology with the strength of such strategic partners in the marketplace will facilitate and allow Pageant to obtain highly favorable licensing agreements with other major companies worldwide. At the same time, Management intends to continue to work with the University of Utah to further improve the density, speed, bit size and manufacturing process. An additional significant increase in Pageant's ability to obtain licensing agreements is expected to be attained when products, based on the technology, begin to realize success in the marketplace.

        The BEAR Report stressed the importance of finding a strategic partner, noting that until such a partner had been located, "some caution concerning [MAGRAM's(TM)] present market value is necessary." Having said that, however, the BEAR Report proceeded to state that "[n]evertheless, it is impossible to ignore the extraordinary potential market for this technology . . ." and concluded that, based on the assumptions and qualifications set forth in the report, ". . . it is our opinion that the market value of the technology, in its current state of development, is approximately $30 million." As development progresses, management of Pageant believes that the market value of the technology will increase. However, since the technical risk appears to be relatively low, the increase in value with completion of a prototype is also likely to be low. Management believes that the next significant increases in market value will come when a partnership with a major memory manufacturer is established and when products based on the technology begin to realize some significant success in the marketplace.

Competition

        Technological competition in the memory technology industry is intense and is characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. Pageant's success depends significantly upon its ability to obtain and maintain a competitive position in the development or acquisition of products and technology in its area of concentration. Rapid technological development by others may result in actual and proposed products or technology becoming obsolete in a relatively short period of time. Some of Pageant's competitors will have substantially greater financial and technical resources, manufacturing and marketing capabilities than Pageant. In addition, some of Pageant's potential competitors have significantly greater experience in undertaking beta testing and cookbook trials of new or improved hardware computer products. Such competitors may have, unknown to Pageant, products which are technologically superior to those of Pageant.

        Most of the established technologies with which MAGRAM(TM) will compete, while well established in the marketplace, lack one or more of MAGRAM's(TM) special characteristics. EPROMs (erasable programmable read-only memory) and EEPROMs (electrically erasable read-only memory) can be erased and rewritten, but must be written "en masse," rather than at the individual word level. "Flash" memory is a form of EEPROM that is widely used today in such devices as cell phones, modems and PDAs. The drawbacks to Flash memory are that write times are slower, the number of read/write cycles are limited and it can be more difficult and expensive to manufacture. Another competitive product is DRAM or SRAM backed by a lithium battery with enough low level voltage and support circuitry to perform the necessary refresh cycles. The retention time for such memory could be long, depending on the life of the battery, but the cost is high.

        The Company is aware of no commercially competitive products that provide both true nonvolatile memory and random writes. The only product of which the company has knowledge which comes close to those objectives is a FRAM device produced by Ramtron International Corporation. MAGRAM(TM) is also a FRAM device, but while both devices are "Random Access Memory," the Ramtron device is ferroelectric rather than ferromagnetic. This means that its nonvolatility results from the movement of an electric charge trapped in a crystal matrix rather than from the polarity reversals of ferromagnets. Although ferroelectric memory devices are non-volatile, they tend to degrade over time because each time the electric charge, or polarity, of a ferroelectric memory cell is switched, some of the crystals break down and become useless. After many uses the cell then becomes unable to maintain or "remember" enough of an electric charge to be useful. As a consequence, ferroelectric devices tend to be used in data processing circuits that require their use only on an occasional basis as, for example, in situations where data needs to be stored in an emergency.

        The ability of Pageant to compete successfully depends on elements outside of its control, including the rate at which customers incorporate Pageant's products into their systems, the success of such customers in selling those systems, Pageant's protection of its intellectual property, the number, nature and success of competitors and their product introductions, and general market and economic conditions. In addition, Pageant's success will depend in a large part on its ability to develop, introduce, and license in a timely manner products that compete effectively on the basis of product features (including speed, density, die size, and packaging), availability, quality, reliability and price, together with other factors including the availability of sufficient manufacturing capacity and the adequacy of production yields. There is no assurance that Pageant will be able to compete successfully in the future.


ITEM 2. DESCRIPTION OF PROPERTY

        The Company maintains corporate headquarters in Toronto, Ontario, Canada. The space, consisting of 500 square feet, is part of a larger office space leased by Ontex Resources Limited ("Ontex") pursuant to a lease that expires January 30, 2002. The Company reimburses Ontex at cost for its space. There is no written sublease between Ontex and the Company. Sam Fuda, Chairman of the Board of Directors of the Company, is Chairman of the Board of Directors of Ontex and Ross McGroarty, Executive Vice President, Secretary and a Director of the Company, is a Director of Ontex. The chief executive offices of Pageant USA are located in Santa Fe, New Mexico. The space consists of 1,852 square feet and is leased. The lease expires December 31, 2000. Pageant USA is planning to lease shared space in a 14,000 square foot research and manufacturing facility currently under construction at the University of Utah's Research Park in Salt Lake City. The facility is expected to be ready in July 1999.


ITEM 3. LEGAL PROCEEDINGS

        There are no legal proceedings involving the Company as of the date hereof, nor are any such proceedings known to be contemplated.


ITEM 4. CONTROL OF REGISTRANT

        The following table sets forth, as of April 22, 1999, certain information with respect to (i) each person known by the Company to be the owner of more than 10% of the Company's Common Shares, and (ii) the officers and directors of the Company as a group:


Title of Class           Identity of Person or Group    Amount Owned        Percent of Class


Common Shares            Ataraxia Corp.                 3,900,000            11.0%
                         P. O. Box 267
                         B.C.M. Cape Building
                         Leeward Highway
                         Turks & Caicos

Common Shares            All officers and directors       153,667            [less than 1%]
                         as a group



ITEM 5. NATURE OF TRADING MARKET

        Trading in the Common Shares is quoted on the NASD's OTC Bulletin Board. The table below sets forth the high and low sales prices for Common Shares in U.S. Dollars as reported on the OTC Bulletin Board for each full fiscal quarter of the Company since trading began in April 1998. The Common Shares are not traded in Canada.


                                                     U.S. Dollars:

                                              High                   Low

Quarter ended April 30, 1998                 0.7500                 0.6520

Quarter ended July 31, 1998                  0.5625                 0.5000

Quarter ended October 31, 1998               3.2500                 1.4375

Quarter ended January 31, 1999               5.1250                 2.9375

Quarter ended April 30, 1999                 8.2500                 3.3000


        At April 22, 1999 approximately 14% of the outstanding Common Shares were held by registered shareholders with addresses in the United States. The total number of registered holders with US addresses at such date was 37.


ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
        HOLDERS

        As of the date of this Registration Statement, there are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to nonresident holders of Common Shares.


ITEM 7. TAXATION

        The following is a summary of certain Canadian federal income tax provisions applicable to United States corporations, citizens, and resident alien individuals purchasing, holding and disposing of Common Shares. The discussion is a general summary only and does not purport to deal with all aspects of Canadian federal taxation that may be relevant to shareholders, including those subject to special treatment under the income tax laws. Shareholders are advised to consult their own tax advisers regarding the Canadian federal income tax consequences of holding and disposing of the Company's Common Shares, as well as any consequences arising under U.S. federal, state or local tax laws or tax laws of other jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes, the purchasers or shareholders (i) deal at arm's-length with the Company, (ii) are not residents of Canada, (iii) hold the Common Shares as capital property, and (iv) do not use or hold Common Shares in, or in the course of, carrying on business in Canada (a "Non-Resident Holder").

Dividends paid or credited on the Common Shares to a non-resident holder will be subject to a non-resident withholding tax under the Income Tax Act (Canada) at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty. For this purpose, dividends will include amounts paid by the Company in excess of the paid-up capital of the Common Shares on a redemption or a purchase for cancellation of such shares by the Company (other than purchases on the open market). Under the Canada-United States Income Tax Convention, 1980 (the "Tax Treaty") the rate is generally reduced to 15% for dividends paid to a person who is a US resident. Dividends paid to US corporations owning at least 10% of the voting stock of the Company are subject to a withholding tax rate of 5% under the Tax Treaty as amended by the Protocol signed on March 17, 1995. Other applicable tax treaties may reduce the 25% Canadian tax rate for other Non-Resident Holders.

A Non-Resident Holder generally will not be subject to tax in Canada on capital gains realized from disposition of Common Shares, unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada). Generally, the Common Shares would not be taxable Canadian property unless the Non-Resident Holder, together with related parties, at any time during the five years prior to the disposition of the Common Shares owned not less than 25% of the issued shares of any class of the capital stock of the Company. Under the Treaty, a resident of the United States will not be subject to tax under the Income Tax Act (Canada) in respect of gains realized on the sale of Common Shares which constitute "taxable Canadian property", provided that the value of the Common Shares at the time of disposition is not derived principally from real property located in Canada.

This summary is not exhaustive of all possible income tax considerations and shareholders and prospective purchasers are advised to consult with their own tax advisors with respect to their particular circumstances.

ITEM 8. SELECTED FINANCIAL DATA

        The following selected historical financial data of the Company for the five years ended October 31, 1998 and the three months ended January 31, 1999 and 1998 has been derived from the Company's financial statements, including its Balance Sheets as at January 31, 1999 and October 31, 1998, 1997 and 1996 and its Statement of Operations and Deficit and Changes in Cash Position for the Three Months Ended January 31, 1999 and the Years Ended October 31, 1998, 1997 and 1996, and the notes thereto, and the Company's Consolidated Financial Statements as at and for the Three Months Ended January 31, 1999 (unaudited) appearing elsewhere herein. The information set forth below should be read in conjunction with Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements of the Company including the notes thereto, included in Item 17 of this Registration Statement.


                                                 (Canadian Dollars)

                                         Three Months Ended
                                             January 31,                               Years Ended October 31,

                                         1999/1/       1998           1998          1997          1996         1995          1994
                                         ----          ----           ----          ----          ----         ----          ----

Working capital (deficiency)        $   573,029   $  (285,854)     $(238,954)    $(271,525)    $(247,696)   $(293,332)    $(120,107)

Investments in other companies          100,440       485,865        342,000       485,865     1,725,494     1,620,881      346,004

Patents                              46,015,654           -              -             -             -             -           -

Property interests
   Oil and gas                              -             -              -             -             -             -      1,197,455
   Mineral exploration                      -               2            -               2             3             3      179,820

Capital assets                           30,634           -              -             -             -             -           -

Equity                               46,719,757       200,013        103,046       214,342     1,477,801     1,327,552    1,603,172



Income:
   Oil and gas production                   -             -              -             -             -             -         36,459
   Interest earned                        3,242           -              -             -             -             -           -
   Gain on sale of investments          418,335           -              -             -         127,280           -           -

Costs and expenses:
   Administration                       259,590        11,395         80,938        63,285        47,103        79,946       97,660
   Interest expense                         -           2,934          5,573        11,544        11,528        15,857       11,000
   Write downs-
     Mineral exploration
        properties                          -             -                2             1           -         179,817         -
     Investment in other
        companies                        61,560           -          119,295     1,239,629           -             -        240,000
   Loss on sale of investments              -             -           15,586           -             -             -           -
   Organizational costs                  11,585           -              -             -             -             -           -

Net income (loss)                        88,842       (14,329)      (221,394)   (1,314,459)       68,649      (275,620)    (312,201)


--------
/1/ Consolidated (There were no subsidiaries prior to the acquisition of Pageant Technologies Incorporated on January 11, 1999).

Exchange Rate Data

   The following table sets forth, for the periods indicated, the high, low, end of period and average for period noon buying rates in New York City for cable transfers in Canadian Dollars certified for customs purposes by the Federal Reserve Bank of New York, as expressed in U.S. Dollars.


                     Three Months Ended
                         January 31,                         Year Ended October 31,

                            1999              1998          1997        1996       1995        1994

High for period            1.5534            1.5820        1.4088      1.3852     1.4243      1.3966

Low for period             1.5056            1.3982        1.3290      1.3363     1.3303      1.2920

End of period              1.5105            1.5430        1.4082      1.3386     1.3443      1.3533

Average for period         1.5346            1.4631        1.3731      1.3650     1.3748      1.3571


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of the results of operations of the Company should be read in conjunction with Item 8 - Selected financial Data and the Financial Statements of the Company starting on page F-1 of this Report.

Year Ended October 31, 1998 compared to Year Ended October 31, 1997

   The Company had no revenue from operations in either 1998 or 1997 as the mining and oil and gas interests of the Company produced no income in either of these years.

   The operating loss of the Company increased 15.6% from $74,829 in 1997 to $86,511 in 1998. This was due to a 27.9% increase in administrative and general expenses from $63,285 in 1997 to $80,938 in 1998. The operating loss, however, was moderated by a decrease of 51.2% in interest expense from $11,544 in 1997 to $5,573 in 1995 due to a decrease of 9.0% in current liabilities from $273,525 in 1997 to $248,938 in 1998 and a general lowering of interest rates.

   The net loss of the Company decreased 83.2% from $1,314,459 in 1997 to $221,394 in 1998. The decrease was primarily due to the fact that in 1997 the Company wrote down its investment in Alliance Resources PLC, an oil and gas exploration company, by $993,582 and its investment in Castello Casino Corp. by $246,047. In 1998, the Company also wrote down certain investments, but the total of those write offs, together with a $15,586 loss on the sale of investments in other companies, came to a total of $134,883.

Year Ended October 31, 1997 compared to Year Ended October 31, 1996.

   The Company had no revenue from operations in either 1997 or 1996 as the mining and oil and gas interests of the Company produced no income in either of those years.

   The operating loss of the Company increased 27.7% from $58,631 in 1997 to $74,829 in 1998 due to a 34.4% increase in administration and general expenses from $47,103 in 1976 to $63,285 in 1997. Interest expense remained essentially unchanged in 1997 as compared to 1996.

   Due to the sale of certain investments resulting in a gain of $127,280 in 1996 the Company ended the year with a net gain of $68,649 as compared to the net loss of $1,314,459 experienced by the Company in 1997 as a result of the substantial writeoffs taken by the Company in its investments in Alliance Resources PLC and Castello Casino Corp.

Three Months Ended January 31, 1999 compared to Three Months Ended January 31, 1998

   The results of operations of the Company for the three months ended January 31, 1999 are consolidated to reflect the acquisition by the Company on January 11, 1999 of all of the capital stock of Pageant Technologies Incorporated, a company incorporated under the laws of the Turks & Caicos Islands. The primary asset of Pageant International, through its wholly-owned U.S. subsidiary Pageant Technologies (USA) Inc., is an undivided 50% interest in the MAGRAM(TM) Technology. Comparable consolidated results of operations for the three months ended January 31, 1998 are not available and the results of operations for that period do not include either Pageant International or Pageant USA.

   The Company had no revenue from operations in either the first quarter of fiscal year 1999 or the first quarter of fiscal year 1998. The $259,590 operating loss of the Company in the first quarter of fiscal year 1999 was significantly greater than the $11,395 operating loss in the corresponding quarter in fiscal year 1998, reflecting the acquisition of the Pageant companies and the increased expenses required to complete the development of the MAGRAM(TM) Technology and prepare for its marketing. Notwithstanding the increased operating loss, however, the Company experienced net income of $88,842 for the first three months of fiscal year 1999 as compared to a net loss of $14,329 for the same period in 1998 primarily due to a gain on sale of investments for the period of $418,335 which included the sale by the Company in January 1999 of its remaining shares of Ontex Resources Limited for $325,000.

Liquidity

   The Company currently has no cash flow from operations and will have none until it is in a position to either license or directly produce and sell its products utilizing MAGRAM(TM) technology. The researchers of the University of Utah who were hired by the Company to complete the research on the technology and produce a working prototype expect to have 8-bit technology evaluation samples completed by May 1999 which can be used to commence negotiations with prospective licensees. Meanwhile the financing of the Company's activities has come primarily from the sale of Common Shares, which totaled $110,098 in fiscal year 1998 and $51,000 in fiscal year 1997 and from the sale of investments, which totalled $418,335 in the first quarter of 1999. Some of this financing was used to reduce notes payable by the Company, which declined by $26,659 in fiscal year 1997, $72,291 in fiscal year 1998 and $119,752 in the first three months of fiscal year 1999.

Capital Resources

   The Company had no material commitments for capital expenditures as of October 31, 1998 or January 31, 1999, other than its current liabilities, which totalled $248,938 at October 31, 1998 and $106,452 at January 31, 1999.

ITEM 9A.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

   Not Applicable.

ITEM 10.       DIRECTORS AND OFFICERS OF THE REGISTRANT

   The Directors and Executive Officers of the Company as at April 22, 1999 are set forth below:


        Name             Age                  Position
        ----             ---                  --------

Robert Patterson         52     President and Chief Executive Officer

Sam Fuda                 64     Chairman of the Board of Directors

Ross McGroarty           60     Executive Vice President and Secretary, Director

Stephen Fleming          52     Director



   Robert Patterson has served as the President and Chief Executive Officer of the Company since March 18, 1999. In 1997 he was one of the founders of Pageant USA and served as that company's Chairman of the Board and Vice President of Corporate Development until its acquisition by the Company in December 1998. From 1995 to 1997 he served as Vice President of Corporate Development for SGL International, Inc.

   Sam Fuda has served as Chairman of the Board of the Company since January 11, 1999 and a Director of the Company since 1992. From 1992 to January 11, 1999 he also served as Secretary of the Company. He served as President and Chief Executive Officer of Ontex Resources Limited from 1986 to December 1998 and as Chairman of the Board of Ontex Resources Limited since that date.

   Ross McGroarty was elected Executive Vice President and Secretary of the Company on January 11, 1999. For ten years prior to that he served the Company as President. He has been a director of both the Company and Ontex Resources Limited since 1988.

   Stephen Fleming was elected a Director of the Company on January 11, 1999 following the ratification by the Company's shareholders of the acquisition of Pageant International. He has served as President and Chief Executive Officer of Pageant USA since 1997 and President of SGL International Inc., a company he co-founded that is engaged in technology development, since 1996. From 1990 to 1995 he served as Senior Vice President for International Technology Development of International Ion Incorporated.

   There are no arrangements or understandings between any director and any other person pursuant to which the director was selected as a director or executive officer. There is no family relationship between any director or executive officer and any other director or executive officer.


ITEM 11.       COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate amount of compensation paid by the Company and its subsidiaries during the Company's last fiscal year to all directors and officers as a group for services in all capacities was $24,000, all of which was paid to Ross McGroarty in his capacity as President.

ITEM 12.       OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT

   Warrants for the purchase of 962,500 shares, issued as part of the purchase price for Pageant International, were outstanding on April 22, 1999. Each warrant entitles its holder to purchase one Common Share at a purchase price of CDN $2.00 through January 11, 2000, and CDN $2.30 from January 12, 2000 through January 12, 2001, at which time the warrants expire. No warrants are held by any directors or officers of the Company.


ITEM 13.       INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

   During the past three years, there have been no material transactions in which the Company or any of its subsidiaries was a party and in which any director or officer of the Company had a direct or indirect material interest.

   During the last three years, no officer or director or any of their associates have been indebted to the Company.


                                     Part II
                                     -------

ITEM 14.       DESCRIPTION OF SECURITIES TO BE REGISTERED

   The authorized capital of Micromem consists of an unlimited number of common shares ("Common Shares"), of which 35,490,646 shares are issued and outstanding on the date hereof, and 2,000,000 special, redeemable, voting preference shares ("Special Shares"), none of which are outstanding as of the date hereof.

   Holders of Common Shares will be entitled to receive notice of, attend and vote at all meetings of the shareholders of Micromem. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends as and when declared by the directors. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Micromem, after payment of all outstanding debts, the remaining assets of Micromem available for distribution will be distributed to the holders of Common Shares.

   Holders of Special Shares are entitled to receive notice of, attend and vote at all meetings of the shareholders Micromem. Each Special Share carries one vote at such meetings. Holders of Special Shares are entitled to dividends as and when declared by the directors. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Micromem, after payment of all outstanding debts, the holders of the Special Shares shall be entitled to receive, before any distribution of any part of the assets of Micromem among the holders of any other shares, the amount paid up on the Special Shares. The Special Shares are redeemable at the option of Micromem for the amount paid up on the shares. No dividends are payable on the Special Shares.



                                    Part III

ITEM 15.       DEFAULTS UPON SENIOR SECURITIES

   [None.]

ITEM 16.       CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
               REGISTERED SECURITIES

   [None.]

                                     Part IV


ITEM 17.       FINANCIAL STATEMENTS

   The financial statements required by Item 17 are listed in the Index to Financial Statements appearing on Page F-1.


ITEM 18.       FINANCIAL STATEMENTS

   Not applicable


ITEM 19.       FINANCIAL STATEMENTS AND EXHIBITS

   (a) Financial Statements:

   See the Index to Financial Statements on page A-1 of the financial statements filed as part of this registration statement as Attachment A hereto.

   (b) Exhibits:

   The following exhibits are filed as part of this registration statement as Attachment B hereto:

   Exhibit No. 1.1        Articles of Incorporation as currently in effect

   Exhibit No. 1.2        By-Laws as currently in effect

   Exhibit No. 3.1        Letter  Agreement  dated  December  7, 1998  among the
                          Company,  Ataraxia Corp. and Pageant  Technology  Inc.
                          relating to the purchase by the Company of all of the stock of Pageant Technology Inc.

   Exhibit No. 3.2        Assignment  of  MAGRAM(TM)   Technology   patent  from
                          Richard Lienau to Estancia  Limited dated November 18,
                          1997

   Exhibit No. 3.3        Assignment  of undivided  50%  interest in  MAGRAM(TM)
                          Technology  patent from  Estancia  Limited to Ataraxia
                          Corp. dated November 19, 1997

   Exhibit No. 3.4        Assignment    of    undivided    50%    interest    in
                          MAGRAM(TM)Technology  patent from  Ataraxia  Corp.  to
                          Pageant  Technologies  Incorporated dated November 19,
                          1997

   Exhibit No. 3.5        Agreement with respect to Joint  Ownership and Certain
                          License  Rights  dated   September  17,  1997  between
                          Richard M. Lienau and Estancia  Limited,  and Ataraxia
                          Corp.

   Exhibit No. 3.6        Assignment of September 17, 1997 agreement by Ataraxia
                          Corp. to Pageant Technologies Inc.

   Exhibit No. 3.7        Research  Agreement  dated  November  24,  1997 by and
                          between  Pageant   Technologies  (USA)  Inc.  and  the
                          University of Utah

   Exhibit No. 3.8        Letter  Agreement  dated  February  1, 1999  extending
                          November 24, 1997  Research  Agreement to December 31,
                          1999

   Exhibit No. 3.9        Consulting  Agreement  dated as of  January  29,  1999
                          between 275311 Ontario Inc. and Micromem  Technologies
                          Inc. for the services of Sam Fuda

   Exhibit No. 3.10       Consulting  Agreement  dated  as  of  March  10,  1999
                          between Mast Holding (Bermuda) Ltd. and the Company for the services of Robert Patterson

   Exhibit No. 3.11       Lease  dated   January  16,  1998,   for  the  Pageant
                          Technologies Inc. office in Santa Fe, New Mexico

                                   SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                MICROMEM TECHNOLOGIES INC.



                                By:  /s/ Sam Fuda
                                     -------------------------------------------
                                     Name: Sam Fuda
                                     Title:   Chairman of the Board of Directors


Dated:         May 6, 1999

                                                                    ATTACHMENT A


                           MICROMEM TECHNOLOGIES INC.
                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                          INDEX TO FINANCIAL STATEMENTS


Auditor's Report                                                                           A-3

Balance Sheets as of October 31, 1998, 1997 and 1996                                       A-4

Statements of Operations and Deficit for Years ended October 31, 1998, 1997 and 1996       A-5

Statements of Changes in Cash Position for Years ended October 31, 1998, 1997 and 1996     A-6

Notes to Financial Statements                                                              A-7

Consolidated Balance Sheet as of January 31, 1999 (unaudited)                             A-10

Consolidated Statement of Operations and Deficit for the Three
Months ended January 31, 1999 (unaudited)                                                 A-11

Consolidated Statement of Changes in Cash Position for the
Three Months ended January 31, 1999 (unaudited)                                           A-12

Notes to Financial Statements (unaudited)                                                 A-13

                          AVANTICORP INTERNATIONAL INC.

                              FINANCIAL STATEMENTS

                        (Expressed in Canadian Currency)

                         OCTOBER 31, 1998, 1997 AND 1996

                            John E. Goodwin, F. C. A.


                              CHARTERED ACCOUNTANT
                                    SUITE 903
                                 347 BAY STREET
                                TORONTO, ONTARIO
                                     M5H 2R7
                                TEL. 416-326-5256
                               FACS. 416-359-0001




                                AUDITOR'S REPORT





To the Shareholders,
Avanticorp International Inc.

   I have audited the balance sheets of Avanticorp International Inc. as at October 31, 1998, 1997 and 1996 and the statements of operations and deficit and changes in cash position for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

   I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

   In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1998, 1997 and 1996 and the results of its operations and the changes in its cash position for the years then ended in accordance with generally accepted accounting principles.


                                                        John E. Goodwin (signed)


Toronto, Canada
November 27, 1998                                          Chartered Accountant.

                                 AVANTICORP INTERNATIONAL INC.

                                        BALANCE SHEETS

                               (Expressed in Canadian Currency)


                                                                   October 31,

                                                    1998               1997               1996
                   ASSETS


Current Assets
  Cash                                            $      8,394         $     1,312        $     4,291
  Accounts receivable                                    1,590                 688             25,672
                                                  ------------        ------------        -----------
                                                         9,984               2,000             29,963

Investments in other companies (note 2)                342,000             485,865          1,725,494

Mineral exploration properties                               -                   2                  3
                                                  ------------        ------------        -----------

                                                  $    351,984        $    487,867        $ 1,755,460
                                                  ============        ============        ===========



                          LIABILITIES

Current liabilities
  Accounts payable and accrued liabilities        $    129,186        $     81,482        $    58,957
  Notes payable (note 3)                               119,752        $    192,043            218,702
                                                  ------------        ------------        -----------

                                                       248,938             273,525            277,659
                                                  ------------        ------------        -----------



                     SHAREHOLDERS' EQUITY

Share capital (note 4)
  Authorized
    Unlimited number of common shares
    2,000,000 special, redeemable, voting
      preference shares
  Issued
    3,490,646 common shares                          2,853,569           2,743,471          2,692,471

Deficit                                              2,750,523           2,529,129          1,214,670
                                                  ------------        ------------        -----------

                                                       103,046             214,342          1,477,801
                                                  ------------        ------------        -----------

                                                  $    351,984        $    487,867        $ 1,755,460
                                                  ============        ============        ===========




Approved by the Board:

S. Fuda, Director

R.J. McGroarty, Director

                                 AVANTICORP INTERNATIONAL INC.

                             STATEMENTS OF OPERATIONS AND DEFICIT

                               (Expressed in Canadian Currency)



                                                                          Years ended
                                                                          October 31,

                                                             1998             1997             1996

Revenue                                               $              -  $             -  $              -
                                                      ----------------  ---------------  ----------------

Expenses
  Administration and general                                    80,938           63,285            47,103
  Interest                                                       5,573           11,544            11,528
                                                      ----------------  ---------------  ----------------

                                                                86,511           74,829            58,631
                                                      ----------------  ---------------  ----------------

Operating loss                                                  86,511           74,829            58,631

Investments in other companies written down                    119,295        1,239,629                 -

Loss on sale of investments in other companies                  15,586                -          (127,280)

Mineral exploration properties written off                           2                1                 -
                                                      ----------------  ---------------  ----------------

Net loss                                                       221,394        1,314,459           (68,649)

Deficit, beginning of the year                               2,529,129        1,214,670         1,283,319
                                                      ----------------  ---------------  ----------------

Deficit, end of the year                              $      2,750,523  $     2,529,129         1,214,670
                                                      ================  ===============  ================

Net loss (income) per share                           $         0 .006  $          0.45             (0.03)
                                                      ================  ===============  ================


                                 AVANTICORP INTERNATIONAL INC.

                            STATEMENTS OF CHANGES IN CASH POSITION

                               (Expressed in Canadian Currency)



                                                                    Year ended
                                                                    October 31,


                                                    1998               1997               1996

Cash resources provided by (used in):

  Operating activities
    Operating loss                               $(   86,511)       $(   74,829)        $  ( 58,631)
    Change in non-cash working capital balances       46,802             47,509            ( 79,180)
                                               -------------      -------------        ------------

                                                  (   39,709)        (   27,320)           (137,811)
                                               -------------      -------------        ------------

  Investing activities
    Investments in other companies                         -                  -            (189,817)
      Purchases                                        8,984                  -             212,484
                                               -------------      -------------        ------------
      Disposals                                        8,984                  -              22,667
                                               -------------      -------------        ------------

  Financing activities
    Issue of common shares                           110,098             51,000              81,600
    Increase (decrease) in notes payable          (   72,291)        (   26,659)             36,202
                                               -------------      -------------        ------------

                                                      37,807             24,341             117,802
                                               -------------      -------------        ------------

Increase (decrease) in cash                            7,082        (     2,979)              2,658

Cash, beginning of the year                            1,312              4,291               1,633
                                               -------------      -------------        ------------

Cash, end of the year                          $       8,394      $       1,312               4,291
                                               -------------      -------------        ------------


                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS

                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998


-------

1.      Accounting policies

        These financial statements have been prepared in accordance with generally accepted accounting principles in Canada as promulgated by The Canadian Institute of Chartered Accountants.


2.      Investments in other companies - at cost less amounts written off


                                Quoted           Carrying          Carrying         Carrying
                             Market Value         Value              Value            Value
                                 1998              1998              1997             1996

Alliance Resources PLC
  450,000 shares               $ 162,000        $ 162,000          $ 281,295       $1,274,877

Ontex Resources Limited
  600,000 shares               $ 294,000          180,000            180,000          180,000

Castello Casino Corp.              --               --                24,570          270,617
                               ---------        ---------         ----------       ----------

                                                $ 342,000         $  485,865       $1,725,494
                                                =========         ==========       ==========



3.      Notes payable

        Notes payable are due on demand and bear interest at 8% per annum.


4.      Share capital

        The Company issued common shares as follows:

                                                                  Shares                    Capital

      Balance, October 31, 1996                                    2,725,646                 $2,692,471

      Exercise of directors' options                                 255,000                     51,000
                                                          ------------------        -------------------
      Balance, October 31, 1997                                    2,980,646                  2,743,471

      Exercise of directors' options                                 510,000                    110,098
                                                          ------------------        -------------------
      Balance, October 31, 1998                                    3,490,646                $ 2,853,569
                                                          ==================        ===================


      Pursuant to the Company's Incentive Stock Option Plan, options are outstanding on 490,000 shares at U.S. $0.66 exercisable over a period of two years from September 15, 1998.

                          AVANTICORP INTERNATIONAL INC.

                          NOTES TO FINANCIAL STATEMENTS

                        (Expressed in Canadian Currency)

                                OCTOBER 31, 1998



5.      Financial instruments

        The carrying value of cash, accounts receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values. The fair values of investments in other companies are assumed to approximate quoted market values, as disclosed in note 2.

6.      Income tax information

        As of October 31, 1998, the Company has resource pools of $339,000 available for carry forward against future taxable income. Non-capital losses total $353,000 and expire as to $39,000 in 2000, $146,000 in 2001, $7,000 in 2003, $75,000 in 2004 and $86,000 in 2005.

7.      Pageant Technologies Inc.

        The Company has entered into an agreement whereby the Company would acquire all of the shares of Pageant Technologies Inc., a Turks and Caicos Islands, British West Indies corporation by the issue of 32,000,000 shares of its capital and 1,000,000 share purchase warrants. The share purchase warrants could be exercised during a period of two years from the issue date. The exercise price would be $2.00 per share during the first twelve months of the period or $2.30 per share during the second twelve months. The agreement provides for a closing within 65 days following the date of delivery of required contracts and financial information.

8.      Events subsequent to October 31, 1998

        a) The Company sold 275,000 shares of Ontex Resources Limited for $232,150.
        b) The balances due on notes payable in the total amount of $119,752 at October 31, 1998 were repaid.

                           MICROMEM TECHNOLOGIES INC.

                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                        (Expressed in Canadian Currency)

                                JANUARY 31, 1999

                                   (Unaudited)

                                  MICROMEM TECHNOLOGIES INC.

                           (FORMERLY AVANTICORP INTERNATIONAL INC.)

                                  CONSOLIDATED BALANCE SHEET

                               (Expressed in Canadian Currency)

                                       JANUARY 31, 1999
                                          (Unaudited)


                                            ASSETS

Current assets
    Cash                                                                           $   295,602
    Accounts receivable (note 3)                                                       378,242
    Advances                                                                             5,637
                                                                                   -----------
                                                                                       679,481

Investment in another company (note 4)                                                 100,440

Patents (notes 5 and 6)                                                             46,015,654

Capital assets                                                                          30,634
                                                                                   -----------
                                                                                   $46,826,209
                                                                                   -----------

                                          LIABILITIES

Current liabilities
    Accounts payable and accrued liabilities                                       $   106,452
                                                                                   -----------


                                     SHAREHOLDERS' EQUITY

Share capital (note 7)
    Authorized
        Unlimited number of common shares
        2,000,000 special, redeemable, voting preference shares
    Issued
        35,980,646 common shares                                                    49,381,438

    Deficit                                                                         (2,661,681)
                                                                                   -----------
                                                                                    46,719,757
                                                                                   -----------
                                                                                   $46,826,209
                                                                                   -----------


Approved by the Board:

S. Fuda, Director

R.J. McGroarty, Director

                                  MICROMEM TECHNOLOGIES INC.

                           (FORMERLY AVANTICORP INTERNATIONAL INC.)

                       CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

                               (Expressed in Canadian Currency)

                          FOR THE THREE MONTHS ENDED JANUARY 31, 1999

                                          (Unaudited)

Revenue
    Gain on sale of investments in other companies       $418,335
                                                       ----------
    Interest earned                                         3,242       $421,577

Costs and expenses
    Administration and general expenses                   259,590
    Organizational costs                                   11,585
    Write down of investment                               61,560        332,735
                                                       ----------   ------------

Net income                                                                88,842

Deficit, beginning of the period                                       2,750,523
                                                                    ------------

Deficit, end of the period                                            $2,661,681
                                                                    ============

Net income per share                                                    $   0.01
                                                                    ------------

                                  MICROMEM TECHNOLOGIES INC.

                           (FORMERLY AVANTICORP INTERNATIONAL INC.)

                      CONSOLIDATED STATEMENT OF CHANGES IN CASH POSITION

                               (Expressed in Canadian Currency)

                          FOR THE THREE MONTHS ENDED JANUARY 31, 1999

                                          (Unaudited)


Cash resources provided by (used in):

    Operating activities
        Net income                                                  $88,842
        Gain on sale of investment in other companies              (418,335)
        Change in non-cash working capital balances                (405,023)
                                                                    -------
                                                                   (734,516)
                                                                    -------

    Investing activities
        Investments in other companies
         Write down of investment                                    61,560
         Disposals of shares of Ontex Resources Limited             598,335
        Patents                                                 (46,015,654)
        Capital assets                                              (30,634)
                                                                -----------
                                                                (45,386,393)
                                                                -----------

    Financing activities
        Issue of common shares                                   46,527,869
        Decrease in notes payable                                  (119,752)
                                                                -----------
                                                                 46,408,117
                                                                -----------

Increase in cash                                                    287,208

Cash, beginning of the year                                           8,394
                                                                -----------

Cash, end of the period                                            $295,602
                                                                ===========

                           MICROMEM TECHNOLOGIES INC.

                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                          NOTES TO FINANCIAL STATEMENTS

                        (Expressed in Canadian Currency)

                                JANUARY 31, 1999

                                   (Unaudited)

1.  Change of name

    By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc.

2.  Accounting policies

    a) The financial statements have been prepared in accordance with generally accepted accounting principles as promulgated by The Canadian Institute of Chartered Accountants.

    b)  These  consolidated  financial  statements  include the  accounts of the
        Company's  wholly-owned   subsidiaries  Pageant  Technologies  Inc.  and
        Pageant Technologies (U.S.A.) Inc.

    c) Monetary assets and liabilities are translated into Canadian dollars at the rate of exchange at the balance sheet date; non-monetary assets at historic rates of exchange; and revenues and expenses at average rates of exchange during the year.

3.  Accounts receivable

    Accounts receivable include $325,000 being the proceeds of sale of shares of Ontex Resources Limited.

4.  Investment

    The Company holds 450,000 shares of Alliance Resources P.L.C. at cost less amounts written off, which approximates quoted market value.

5.  Patents

    A subsidiary of the Company has a 50% interest in a patent registered in the United States with corresponding patent applications in Europe and Japan, for non-volatile random access memory technology called Magram(TM). The subsidiary has an exclusive worldwide license to develop, manufacture and sell the Magram(TM) technology. The Magram(TM) license provides that the subsidiary would pay a royalty of 40% of the gross profits less certain agreed expenses for revenue received from the Magram(TM) technology to a company which holds the balance of the 50% interest. The 50% interest held by the Company's subsidiary will revert back to the original owner if the license agreement is in default.

                           MICROMEM TECHNOLOGIES INC.

                    (FORMERLY AVANTICORP INTERNATIONAL INC.)

                          NOTES TO FINANCIAL STATEMENTS

                        (Expressed in Canadian Currency)

                                JANUARY 31, 1999

                                   (Unaudited)


6.  Acquisition

    The Company issued 32,000,000 common shares and 1,000,000 share purchase warrants valued at $46,032,000 to acquire all of the issued shares of Pageant Technologies Inc. The acquisition was accounted for using the purchase method and the results of operations since the date of acquisition have been included in the consolidated statement of operations. Details of the transaction are as follows:


    Current assets                                                                        $146,245

    Capital assets                                                                          30,634

    Organization costs                                                                      11,585

    Current liabilities assumed                                                           (172,118)
                                                                                       -----------

    Net assets acquired                                                                     16,346

    Purchase price                                                                      46,032,000
                                                                                       -----------

    Patents                                                                            $46,015,654
                                                                                       -----------



7.  Share Capital                                                Shares                   Capital

    Balance, October 31, 1998                                 3,490,646                 $2,853,569

    Exercise of director's options                              490,000                    495,869

    Acquisition of shares of Pageant Technologies Inc.       32,000,000                 46,032,000
                                                             ----------                -----------

    Balance, January 31, 1999                                35,980,646                $49,381,438
                                                             ----------                -----------



    Common share purchase warrants:

    Warrants for the purchase of 1,000,000 shares, issued as part of the purchase price for Pageant Technologies Inc. are outstanding. Each warrant entities its holder to purchase one common share at CDN$2.00 through January 11, 2000 and CDN$2.30 from January 12, 2000 through January 12, 2001, at which time the warrants expire.

                                                                    ATTACHMENT B
                                                                    ------------

                                INDEX TO EXHIBITS

                                                                     Sequential
Number                        Exhibit                                Page Number
------                        -------                                -----------

1.1              Articles  of   Incorporation  as  currently  in         E-1
                 effect

1.2              By-Laws as currently in effect                          E-10

3.1              Letter  Agreement  dated December 7, 1998 among         E-34
                 the  Company,   Ataraxia   Corp.   and  Pageant
                 Technology Inc. relating to the purchase by the
                 Company   of  all  of  the  stock  of   Pageant
                 Technology Inc.

3.2              Assignment   MAGRAM(TM)Technology  patent  from         E-41
                 Richard   Lienau  to  Estancia   Limited  dated
                 November 18, 1997

3.3              Assignment   of   undivided   50%  interest  in         E-43
                 MAGRAM(TM)   Technology  patent  from  Estancia
                 Limited to Ataraxia  Corp.  dated  November 19,
                 1997

3.4              Assignment   of   undivided   50%  interest  in         E-44
                 MAGRAM(TM)   Technology  patent  from  Ataraxia
                 Corp.  to  Pageant  Technologies   Incorporated
                 dated November 19, 1997

3.5              Agreement  with respect to Joint  Ownership and         E-46
                 Certain License Rights dated September 17, 1997 between Richard M. Lienau and Estancia Limited, and Ataraxia Corp.

3.6              Assignment of September  17, 1997  agreement by         E-56
                 Ataraxia Corp. to Pageant Technologies Inc.

3.7              Research  Agreement  dated November 24, 1997 by         E-65
                 and between Pageant Technologies (USA) Inc. and the University of Utah

3.8              Letter   Agreement   dated   February  1,  1999         E-75
                 extending November 24, 1997 Research Agreement to December 31, 1999

3.9              Consulting  Agreement  dated as of January  29,         E-76
                 1999 between  275311  Ontario Inc. and Micromem
                 Technologies Inc. for the services of Sam Fuda

3.10             Consulting Agreement dated as of March 10, 1999         E-83
                 between  Mast  Holding  (Bermuda)  Ltd. and the
                 Company for the services of Robert Patterson

3.11             Lease dated  January 16, 1998,  for the Pageant         E-91
                 Technologies  Inc.  office  in  Santa  Fe,  New
                 Mexico



                                       B-1